Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

MAG Silver Corp. (the “Company”)

800 West Pender Street, Suite 770

Vancouver, BC V6C 2V6

Item 2.	Date of Material Change

April 11, 2019

Item 3.	News Release

A news release announcing the material change was disseminated on April 11, 2019 through Globe Newswire, and a copy was subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

On April 11, 2019 the Company announced it and project operator Fresnillo plc jointly confirmed that their silver / gold Juanicipio project, held through Minera Juanicipio, has received project approval from their respective Boards as well as from the Minera Juanicipio shareholders.

Item 5.	Full Description of Material Change

On April 11, 2019 Fresnillo plc and MAG Silver Corp. confirmed that their silver / gold Juanicipio project, held through Minera Juanicipio, has received project approval from their respective Boards as well as from the Minera Juanicipio shareholders.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

For further information, please contact Michael J. Curlook, VP Investor Relations and Communications, at 604-630-1399.

Item 9.	Date of Report

This material change report is dated April 17, 2019.

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